Mail Stop 3561

May 15, 2009

Peter Gilcud
President
Green Star Alternative Energy, Inc.
7676 Hazard Center Drive, Suite 500
San Diego, California 92108

> **Re: Green Star Alternative Energy, Inc.**
> **Form 10-12G**
> **Filed April 15, 2009**
> **File No. 000-53627**

Dear Mr. Gilcud:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please be advised that your registration statement will automatically become effective sixty days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared your comments. If you do not wish to incur those obligations until all of the following issues are resolved, you may wish to consider withdrawing your registration statement and resubmitting a new registration statement when you have revised your document.

2.   You are encouraged to provide the URL of your website in the Form 10.

3.   Please update your Form 10 to include the April 29, 2009 announcement of the appointment of your new chief executive officer.

4.   Please explain the statement on your website that "Green Star Alternative Energy is fully compliant with all Securities and Exchange Commission (SEC) regulations regarding disclosure of material events and quarterly and annual reporting of operating and financial statement," considering you are not yet subject to the periodic reporting requirements and have not yet filed any quarterly or annual reports.

5.   In some places in your Form 10, you use terms that are industry specific jargon. For example, you use the terms "m/s," "measurement mast," and "low keraunic level" on page 6, and "Wind Sensors" on page 11. Please revise to provide context for these terms so a reader not familiar with your industry can understand your use of these terms.

6.   You should avoid repeating information in the document. For example, information regarding regulation on page five is repeated on page seven.

Item 1. Description of Business, page 3

7.   Please review your disclosure and ensure that you identify the source for the statements you provide. Currently, you include many factual statements, but you have not necessarily indicated whether the source of this information is based upon management's belief, industry data, reports, articles, or any other source. If the statements are based upon management's belief, please indicate that this is the case and include an explanation for the basis of that belief. Alternatively, if the information is based upon reports or articles, please clearly identify the document to which you are referring, and provide copies of these documents to us, appropriately marked to highlight the sections relied upon.

The following are examples only of the statements for which you should provide sources:

- The statistics cited in the second, third and fifth paragraphs on page four;

- The information cited in the third and fifth paragraphs on page five;

- "In 2007, demand exceeded supply for eleven months of the year; thus, forcing EPS to import power from other countries in order to satisfy consumption," page five; and

- "Currently, there are no wind power projects producing energy in Serbia," page five.

The following is an example only of sources which require more specific citation and for which we request copies:

- The studies referenced in the second paragraph on page 6.

Corporate Background, page 3

8.   Please explain the change in strategy in 2003.

Reassessment and New Business, page 3

9.   On page three, you state that you are "focusing on opportunities that may allow [you] to participate in clean, environmentally friendly energy generation projects" and that your "strategy is to participate, on a selective basis consistent with [your] limited managerial and financial resources, in projects that may offer significant commercial opportunities in the clean, environmentally-friendly energy generation segment." Please clarify and elaborate on your participation in these projects. For example, explain exactly how you will participate in energy generation; describe in detail whether your participation will be financial, managerial, or something else. In this regard, we note your purchase of Wind Sensors on page 12.

10.   On page five, you refer to your status as a "renewable energy producer," which appears to be a Serbian regulatory term. Please clarify and explain this status.

11.   Please explain the "government mandated purchase program," referenced on page 5, and how you believe it will impact you.

12.   On page five, you state "[t]he undersupplied Serbian market requires much more domestic power generation that we may be able to provide." Please provide support for this statement, including explaining how much energy you will provide the domestic power generation, both in absolute and percentage terms.

13.   You also indicate that you "may be the first to begin utilizing the 2000+ MW of wind resources available." Explain how you have arrived at this amount of capacity and how you believe that you will be able to take advantage of all of it.

14.   On page 6, you indicate that you are using your existing limited financial resources to evaluate potential wind farm locations and fund an analysis of the proposed construction. Provide a time-line of the various steps you plan to take and, in doing so, please be clear about what aspects of the development of the power plant you will be involved in as compared to your joint venture partners. Explain how you will ultimately generate revenues by virtue of your participation in this joint venture.

Regulatory Aspects, page 7

15.   Please expand this discussion to explain how regulation may affect your company beyond the licensing process. For example, discuss any environmental laws that you will be required to comply with or whether you will be subject to any rate-setting authority for purposes of how you will generate revenues.

Item 1A. Risk Factors, page 8

16.   Your risk factor subheadings merely state facts about your business rather than describing the risk that is being discussed. For example, on page 8, you use the subheading "Risk of Investing in Serbia." This subheading is not descriptive of any risk. Please revise your risk factor subheadings generally to ensure that they reflect the risk you describe in the text. As a general rule, your subheadings should work only in this prospectus. If they are readily transferable to other companies' offering documents, they are probably too generic.

17.   Your disclosure contains some duplicative risk factors. Please revise to remove or distinguish any risk factors that discuss similar risks. For example, please revise the risks entitled "Concentration and Lack of Diversification" on page 10 and "Lack of Diversification" on page 13 and "Current Financial Structure…" on page 9 and "No Assurance of Availability of the Additional Capital…" on page 12.

18.   Your risk factor "Current Financial Structure, Limited Equity…" on page 9 indicates that you will need to raise $2,200,000 "to meet its [sic] operating, marketing, and working capital needs." Later in the same risk factor you also discuss the need for raising at least $5,000,000 in additional capital for working capital needs over the next 12 months. Please revise to clarify which amount is applicable to you over the next 12 months or revise to remove the first sentence of this risk factor.

Dependence Upon Key Personnel and New Employees, page 11

19.   You state, "[h]iring to meet our anticipated operations will require that we assimilate significant numbers of new employees during a relatively short period of time." Please reconcile this statement with the statement on page 15 and elsewhere that you will only be hiring four additional employees.

Item 2. Financial Information, page 14

Management's Discussion and Analysis or Plan of Operation, page 14

20.   While you have a section entitled "Management's Discussion and Analysis or Plan of Operation," you have not provided all of the required information. Please provide the information required by Item 2 of Form 10, or tell us why you have not provided it. For example, you have not included a discussion of results of operations, or qualitative and quantitative disclosures about market risk. See Items 303(a)(2) and 305 of Regulation S-K.

21.   Please revise to include a discussion of the business reasons for the year-to-year changes in administrative and interest expenses. Refer to Item 303(a)(3) of Regulation S-K.

22.   Please provide a narrative describing your liquidity and capital resources. In this regard, we note your need to raise $5,000,000 over the next 12 months for capital expenditures. Explain how you intend to fund all other operating expenses of the company, such as the $60,000 per month you refer to on page 12. Explain whether either of these amounts takes into account the various loans you have outstanding.

23.   You state that "your strategic focus has been expansive and [you] examined several opportunities, on a worldwide basis, that later allowed [you] to further refine [your] parameters and the types of projects and geographic locations." Please elaborate upon this statement. For example, describe the other opportunities you examined and how you determined to pursue this particular opportunity.

24.   In your discussion on page 15 and throughout the document, please clarify how responsibilities are divided between the Company and the Serbian Joint Venture.

25.   You state that "[t]he Company intends to begin the construction of Belo Blato in the fourth quarter of 2009 and a erect 5 wind towers before the end of the year. The Belo Blato is expected to be completed by August 2010...." Further, you state, "the Company will generate revenues in the fourth quarter of 2009 by producing electricity from the Belo Blato project and selling it to EPS." Please clarify the timing of the completion of the construction of the project and the generation of revenues.

26.   You indicate that you plan to raise an additional $5,000,000 "and will do so under a private placement for common stock within the Company." Please explain what you mean by this statement and whether this means that your officers will purchase shares from you. Please also reconcile this statement with your risk factor disclosure on page 9 which states that you "have not received any assurances from any investors that they will invest any funds into the Company."

27.   Please explain the process by which the sale of carbon emission credits will create revenue. Please also explain how you determined that 2009 revenues will be approximately $390,000.

Planned Operations of Management, page 15

28.   Please explain the statement "[o]perations information will be collected at our offices."

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 16

29.   Please clarify the disclosure in the table to indicate whether it includes shares each person has the right to acquire within 60 days. See Item 403 of Regulation S-K.

Item 5. Directors, Executive Officers, Promoters and Control Persons, page 16

30.   Please provide the date on which you employed Mr. De Castro and Mr. De Castro's relationship to De Castro Investments, Inc. Refer to Item 401(e) of Regulation S-K.

Item 6. Executive Compensation, page 17

31.   Please confirm that Mr. De Castro's salary is $22,000. Based on the description under Item 7, it appears that the salary should equal $24,000.

32.   Please also ensure that the Summary Compensation Table conforms to the format found at Item 402(n) of Regulation S-K. In this regard, please add a "total" column.

Item 7. Certain Relationships and Related Transactions, page 18

33.   Please explain why the promissory note to Seal Commercial, S.A and the joint venture with Notos, d.o.o. and Sirius Regulus, d.o.o. are included in this section because it is not apparent in your disclosure that such entities are related parties. See Item 404 of Regulation S-K.

34.   Please revise to provide the disclosure required by Item 7 of Form 10, Item 407(a) of Regulation S-K.

Item 9. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters, page 20

35.   State, if true, that the over-the counter quotations you have provided reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. Refer to Item 201(a)(1)(ii) of Regulation S-K.

Item 10. Recent Sales of Unregistered Securities, page 20

36.   Please include only the information required by Item 701 of Regulation S-K. You repeat all of the information you provide under Item 7, which seems unnecessary at least with respect to the employment agreement and joint venture agreement.

Item 15. Financial Statements, page 23

37.   You refer readers to the "attached Financial Statements and Exhibits." Item 15 of Form 10 requires you to include the financial statements as part of the registration statement. Accordingly, please move your financial statements before the signature page.

Financial Statements, page 26

38.   Please note the updating requirements of Rule 8-08 of Regulation S-X to the extent applicable in your next amendment.

Statement of Operations, page 27

39.   Please revise the weighted average number of shares outstanding for year ended December 31, 2007 to reflect the 5 to 1 forward stock split and revise the earnings per share calculation to reflect the change as a result of the increase in weighted average number of shares.

Statements of Stockholders' Equity, page 28

40.   Please revise your disclosure here and on page 36 to reflect the stock bought for cash on May 9, 2008 on a post-split basis of $.005 per share price. In addition, please revise your disclosure in Note 6, on page 36 to reflect the share issuances on a post-split basis.

41.   While the per share effects of the forward stock split should be retroactively reflected in aggregate and per share numbers, the effective transfer to additional paid in capital, in the event you did not change the par value of your common stock at the time of the split, should be reflected in the "there was 5 to 1 forward stock split" line item in the statement of stockholders equity. If you adjusted the par value of your common stock as a result of the stock split, please indicate such in Note 6.

Statements of Cash Flows, page 29

42.   Your supplemental cash flow information and the non-cash activities disclosures where no amounts are disclosed for the periods presented may be best presented on a narrative basis or deleted.

Notes to Financial Statements, page 30

Note 4. Income Taxes, page 35

43.   Please note the requirements of paragraph 47 of SFAS no. 109 for a public company.

Note 6. Stockholders Equity, page 36

44.   Please correct the reference to $200,000,000 authorized shares or advise.

Note 8. Related party transactions, page 37

45.   Please reconcile the information contained in this note with information under Item 3. Description of Property on page 16.

******

As appropriate, please amend your filing and respond to these comments. Please provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Peter Gilcud
Green Star Alternative Energy, Inc.
May 15, 2009
Page 9

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       You may contact Anthony Watson, Staff Accountant, at (202) 551-3318 or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, or me, at (202) 551-3725, with any other questions.

       Sincerely,

       H. Christopher Owings
       Assistant Director

cc: William Aul, Esq.
   Via facsimile to (619) 542-0555